SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT

TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Eaton Vance Unit Trust

Address of Principal Business Office:

Eaton Vance Distributors, Inc.

Two International Place

Boston, MA 02110

Telephone Number:

(617) 482-8260

Name and address of agent for service of process:

Eaton Vance Distributors, Inc.

Attention: Frederick S. Marius

Two International Place

Boston, MA 02110

With copies of Notices and Communications to:

Michael R. Rosella, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:

YES [X] NO [     ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of Boston and the Commonwealth of Massachusetts on the 18th day of September, 2015.

[SEAL]

Eaton Vance Unit Trust
(Name of Registrant)

		By:	Eaton Vance Distributors, Inc.

		By:	/s/ Frederick S. Marius
Frederick S. Marius Vice President, Secretary & Chief Legal Officer

Attest:	/s/ Lynne Hetu
Lynne Hetu Notary Public